PACIFIC HARBOUR CAPITAL LTD.

1502- 543 Granville Street

Vancouver, B.C.

V6C 1X8

 Tel: 604-697-0687

Fax: 604-697-0686

August 5, 2004

TSX Venture Exchange:  PCF

PRESS RELEASE

INVESTMENT IN BAJA MINING CORP.

PACIFIC HARBOUR CAPITAL LTD., (the "Company") wishes to announce that the Company has made an investment of $50,000 in Baja Mining Corp. ("Baja"), through the purchase of 75,500 common shares of Baja at an average cost of $0.66 per share in the open market.  This transaction was carried out through the facilities of the TSX Venture Exchange.

Thomas Pressello, President and Chief Executive Officer of the Company is also a Director and Chief Financial Officer of Baja Mining Corp.

On behalf of the Board of Directors,

“Thomas Pressello”

Thomas Pressello

President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.